Innovation for patient care *

RECEIVED

2007 JUN 19 A 3:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

07024494

13 June 2007

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

P/O Claire Giraut
Executive Vice President,
Chief Financial Officer

dlw 6/19

Press release

Phase III clinical trial with 4-month long-acting formulation of triptorelin: Ipsen decides not to perform further administration

Paris (France), 11 June 2007 – Ipsen (Euronext: FR0010259150; IPN) announced today that the preliminary data from the ongoing phase III study for its investigational 4-month formulation of triptorelin do not support the expected sustainable blood levels of triptorelin for a duration of 4 months in all patients. Therefore, Ipsen has decided not to perform the second administration as planned in the protocol. No safety concerns have been observed throughout the trial. At the end of their respective monitoring period, patients will be switched to appropriate approved treatment.

The 4-month investigational product, one of Ipsen's new sustained release formulation candidates of triptorelin using one amongst several Ipsen proprietary technologies, has shown an adequate efficacy and safety profile in phase II allowing a move to phase III. Ipsen's goal remains to have a new formulation of triptorelin available when the current patents of the 3-month formulation of Decapeptyl® expire.

Jacques-Pierre Moreau, Executive Vice-President, Chief Scientific Officer of Ipsen said: *"We are taking all appropriate actions to solve the scale-up issues seen during this phase III, which are inherent to advanced formulations based on cutting edge technologies. From the onset, the introduction of an innovative subcutaneous presentation using a new retro-injection device was well received by patients and investigators. Thus, the teams are now focusing their energy and expertise in order to resume phase III as soon as possible. Our advanced drug delivery platform has already been validated through the success of Somatuline® Autogel®, and we are confident in Ipsen's ability to have a differentiated formulation of triptorelin."*

About triptorelin

Triptorelin is a metabolically stabilized analogue of LHRH (Luteinizing Hormone Releasing Hormone) an hypothalamic hormone secreted in a pulsatile fashion. Upon binding to its pituitary receptor LHRH triggers the release of luteinizing hormone, a key factor for the regulation of reproductive function. Continuous administration of exogenous LHRH or its agonists such as triptorelin leads to a rapid desensitization of its pituitary receptor resulting in a paradoxical effect that translates into the suppression of gonadal steroids such as testosterone and estradiol. This chemically induced and reversible castration is of therapeutic benefit in the treatment of hormone sensitive tumours such as breast and prostate. Triptorelin is the active ingredient of Decapeptyl® and Diphereline® available as 1- and 3-month sustained release formulations registered for the treatment of advanced metastatic hormone-dependent prostate cancer.

IPSEN
Innovation for patient care

About Ipsen

Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers*.

For further information:

Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

Press release

Ipsen's Annual Shareholders' Meeting on 6 June 2007

Paris (France), 6 June 2007 – Ipsen's (Euronext: FR0010259150; IPN) Annual Shareholders' Meeting was held today, chaired by Jean-Luc Bélingard, Chairman of the Board and Chief Executive Officer, in the presence of the Board of Directors and the Group's management.

All resolutions submitted to the Shareholders' Meeting were approved, including the distribution of a dividend of €0.60 per share to be paid as from today.

During the meeting, Jean-Luc Bélingard and Claire Giraut, Executive Vice-President, Chief Financial Officer, presented Ipsen's strategy, results and major events for 2006 and first quarter of 2007 sales, as well as the outlook for 2007.

Shareholders notably approved resolutions covering:

1) Ordinary resolutions:

- The financial statements for the year ended 31 December 2006, regulated agreements as well as the appropriation of net income and the distribution of a dividend of €0.60 per share. This dividend will be paid on 6 June 2007, after the General Shareholders' Meeting;

- The authorisation given to the Board for a period of 18 months to purchase the company's shares at a maximum price of €50 per share within the limit of 10% of registered capital. The acquisitions may be made in order to:
  - Participate in auctions and buybacks on the secondary market in the context of a liquidity contract;
  - Keep the shares purchased in treasury and subsequently use them for any external growth operations;
  - Provide cover for stock option plans and other forms of allocation of shares to employees and corporate officers;
  - Provide cover for securities granting entitlement to the attribution of company shares;
  - Proceed with any cancellation of shares acquired.

2) Extraordinary resolutions:

- The authorisation given to the Board for a period of 26 months to increase the capital with preferential right of shareholders to subscribe for securities through the issuance of ordinary shares and/or securities granting immediate or future access to the ordinary shares or the company through incorporation in the capital of premiums, reserves, profits or other in the form of the allotment of free shares or through raising the nominal value of existing shares for a maximum nominal amount of € 15 million;

- The authorisation given to the Board for a period of 26 months to increase the capital without preferential right of shareholders to subscribe for securities through the issuance of shares, warrants and/or securities giving immediate or future access to ordinary shares of the company by subscription, conversion, exchange, redemption, presentation of a warrant or in any other way for a maximum nominal amount of €15 million;

- The authorisation given to the Board to increase the number of securities to be issued for each of the issues mentioned above within the limits set by the General Shareholder's Meeting when the Board of Directors notes an excess demand;

- The authorisation given to the Board for a period of 26 months to increase the share capital in order to remunerate contributions in kind made to the company consisting of capital shares or securities granting access to the capital within the limit of 10% of registered capital;

- The authorisation given to the Board for a period of 26 months to increase the capital reserved for employees and directors of the company through the issue of ordinary shares in cash for a maximum nominal amount of €15 million;

- The authorisation given to the Board of Directors for a period of 38 months to allot bonus shares in favour of employees and corporate officers within the limit of 1% of registered capital;

- The modification of the company's articles 10 and 24 in compliance with the provisions of the decree of December 11, 2006, modifying the decree of March 23, 1967.

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

END